DIRECT DIAL: 404/572-6819

EMAIL: KKOOPS@POGOLAW.COM

Powell Goldstein LLP

1201 West Peachtree Street, 14th Floor

Atlanta, Georgia 30309

August 4, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathryn McHale

Re:   Omni Financial Services, Inc.

         Amendment No. 1 to Registration Statement on Form S-1

         Filed June 14, 2006

         File No. 333-134997

Ladies and Gentlemen:

On behalf of our client, Omni Financial Services, Inc. (the “Company”), we are responding to the comments received from your office by letter dated July 14, 2006, with respect to the above-referenced Registration Statement on Form S-1. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to the pages of the marked courtesy copy of Amendment No. 1 to the Form S-1, which is being filed concurrently and reflects the Company’s responses to your comments.

General

1.    Please file all exhibits with your next amendment, including at least a draft of the legality opinion; they are subject to the staff’s review.

Response: In response to this comment, we have filed all exhibits, including a draft of the legality opinion, which will be completed upon determination of the number of shares to be offered.

About the Prospectus, page i

2.    Please either delete the language about the information being only accurate only as of the date of the prospectus, or amend it to note that the language will be materially accurate so long as you permit it to be used.

Response: We have revised the first paragraph on page (i) as requested.

Securities and Exchange Commission

August 4, 2006

3.     Please delete the statement about not guaranteeing the accuracy and completeness of industry information. You can explain what such information is, but you cannot deny responsibility for it.

Response: We have deleted the statement in the second paragraph on page (i) as requested.

Summary, page 1

4.     Please amend to state that the summary provides an overview of “material” information, not selected.

Response: We have revised the introductory paragraph in the summary on page 1 as requested.

5.     Please delete the last sentence of the preamble. It repeats information already given.

Response: We have deleted the last sentence in the preamble on page 1 as requested.

Our markets, page 4

6.     Both in the summary and again on page 64, you have provided information from the most recent census in 2000. If available and appropriate, please update some of this information (for example, you state that the median home value in Chicago in 1999 was $147,742).

Response: We have updated the “Our Markets” information on pages 4-5 and 66-67 as requested.

Pro Forma Summary Consolidated Financial Data, page 9

7.     Please revise to clarify why you have not used the statutory tax rate of 38% to calculate the pro forma tax expense in each period presented.

Response: A tax rate reconciliation has been included where pro forma tax expense is presented on pages 9 and 29. In 2004, the benefit of contributed capital gain property was the result of property the Company contributed to a local government authority. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Year Ended December 31, 2005 Compared to Year Ended December 31, 2004 — Historical Net Income” on page 44.

Risk Factors:

General, page 10

8.     In the preamble to the risk factor section, please review the sentence: “These risks are not the only ones that we may face.” Either omit this sentence, or expand it into a separate risk factor.

Response: We have omitted the fourth sentence of the preamble on page 10 as requested.

Securities and Exchange Commission

August 4, 2006

9.     We note your use of such terms as “we cannot be certain,” “we cannot predict” and “we cannot assure you;” the risk factor section is not meant to provide assurances, predictions or certainties. Please revise all such language to reflect actual risks.

Response: As requested, we have revised the risk factors on pages 11-13 and 15-18 to omit these terms and to reflect actual risks.

10.   Please add a risk factor that specifically addresses the heightened risk of the loans you make, particularly commercial and industrial loans, in contrast to traditional residential loans.

Response: We have added a new risk factor on page 12 that specifically addresses this risk.

11.   Please consider adding a separate risk factor which discusses the risks pertaining specifically to construction loans; for example, on page 66 you discuss that contractors have used these loans to remodel older inner city homes and then sell them in the short term. Discuss the effect on this business segment as the real estate market begins to cool and interest rates go up.

Response: The risk factor described in our response to comment 10 addresses the risks pertaining specifically to construction loans. Because the risk factor added in response to comment 12 addresses risks relating to an increasing interest rate environment, we have addressed the effects of a rising rate environment on our redevelopment portfolio in the first paragraph of that risk factor.

An economic downturn…, page 11

12.   Please consider adding a separate risk factor which specifically addresses the impact of a rise in interest rates, including a discussion of default and the impact such rise may have on the growth projections which you have cited.

Response: We have added a new risk factor at the bottom of page 12 addressing the impact of a rising rate environment on our business and on the potential growth of communities in which we may operate.

We have suffered a loss in our warehouse lending program…, page 15

13.   Please explain “defalcation.”

Response: We have provided an explanation of “defalcation” on page 16 as requested.

14.   Please disclose here, and in the “Fraud Loss” section on page 72, whether a criminal investigation is underway with regard to this fraud.

Response: We have revised pages 16 and 74 as requested.

Securities and Exchange Commission

August 4, 2006

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Allowance for Loan Loss, page 50

15.   Please revise to provide an expanded discussion of the trends depicted in the allowance for loan loss activity. In your revisions, please discuss the facts and circumstances contributing to increased charge-offs in 2005, the increase in your non-performing assets between periods and how those trends contributed to the decline in the ratio of the allowance for loan loss to total loans.

Response: We have expanded the discussion of the allowance for loan loss activity on page 53 as requested.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page 94

16.   Please revise to include Exhibit 16, which is required by Item 601 of Regulation S-K.

Response: We have included Exhibit 16 as requested.

Audited Financial Statements

Consolidated Balance Sheets, page F-3

17.   Please revise to separately present your balance of goodwill on the face of your balance sheets. Refer to paragraph 43 of SFAS 142.

Response: We have revised the balance sheets on page F-3 as requested.

Consolidated Statement of Earnings, page F-4

18.   Throughout your filing and on the face of your statements of earnings, please revise to disclose the pro forma tax expenses and pro forma earnings per share, under the assumption that you were a taxable entity for all periods presented. Where pro forma EPS is presented, please include a reference to your subsequent event footnote and revise the footnote to describe the assumptions underlying the pro forma adjustments.

Response: We have revised the face of the statements of earnings on page F-4 to present pro forma tax expense and pro forma earnings per share and revised Note 19 on page F-28 to provide a description of the assumptions underlying such pro forma adjustments. Pro forma tax and earnings information is also presented elsewhere in the registration statement on pages 9 and 29 (summary and selected pro forma financial data), 31 (tabular pro forma data), 32, 39, 44 and 48 (narrative discussions of pro forma earnings and income tax expense).

Consolidated Statements of Cash Flows, page F-7

19.   Please revise your footnotes to disclose the nature of the line item other real estate sales financed by bank.

Securities and Exchange Commission

August 4, 2006

Response: We have revised this line item on page F-7 to clarify that it refers to the sale of foreclosed properties that were classified as “Other Real Estate Owned” (OREO) for which the Company provided the financing to the purchaser (i.e., in which the sale of the real estate owned resulted in a new loan on the Company’s balance sheet). We have also revised Note 2 (Other Real Estate Owned) on page F-11 accordingly.

Note 1: Summary of Significant Accounting Policies

General

20.   We note in the description of your organization, that your subsidiary, Omni Leasing Corporation, is engaged in the leasing of aircrafts and automobiles. Please revise your summary of significant accounting policies to disclose your accounting policies related to the leasing activities and where these activities are included in your financial statements, quantifying the dollar amount of assets subject to the leases and the associated revenues.

Response: The operations of Omni Leasing Corporation (OLC) are minimal. OLC was established as a separate entity primarily to own the Company aircraft. It currently owns one automobile, which is leased to a third party, and the airplane (referenced in Notes 1 and 5) that is leased to Omni National Bank. The automobile leasing revenue is immaterial and the aircraft revenue is eliminated in consolidation. As a result, these amounts are not separately disclosed.

21.   Please revise to disclose your accounting policy for operating leases. In your revision, please specifically address how you account for rent escalations and rent holidays.

Response: We have revised Note 1 (Premises and Equipment) on page F-11 as requested.

Investment Securities, page F-8

22.   Please revise to disclose the methods used to determine the fair values of your securities, including the trust preferred securities and the State of Israel bonds.

Response: We have revised the “Investment Securities” section of Note 1 on Page F-9 to disclose the methods used to determine the fair values of the Company’s securities.

Premises and Equipment, page F-11

23.   We have the following comments on the aircraft purchased from your CEO:

•	We do not understand the basis for relying on a discussion with the manufacturer in determining the residual value, because the manufacturer is not an independent third party. Please revise to disclose why you did not receive an independent third party valuation of this asset.

•	Please revise to disclose how management determined the depreciable life of this asset.

Securities and Exchange Commission

August 4, 2006

•	Please revise to disclose the policy for identifying and measuring impairment of the asset and its residual value.

Response: We have revised Note 1 (Premises and Equipment) on page F-11 to disclose that the Company did obtain an independent valuation and to disclose its methods of determining residual value and depreciable life and monitoring potential impairment.

24.   Please have Crowe Chizek tell us, under separate cover, the audit procedures it performed to validate both the residual value assigned to the aircraft by management and the appropriateness of the depreciable life.

Response: Crowe Chizek’s letter is attached as Appendix A to this letter.

25.   Please revise to separately disclose your accounting policies for intangible assets, including how you identify and measure impairment.

Response: Note 1 (Goodwill and Other Intangible Assets) on page F-11 sets forth the Company’s accounting policies regarding intangible assets.

Segments, page F-11

26.   Based on the disclosure here that you internally evaluate your operations based upon four distinct operating segments and the disclosures in your Business section, it is not clear how you determined that the bank’s operations represent a single segment. Please tell us how you have considered the guidance of paragraphs 16 through 19 of SFAS 131 in making this determination and provide us your quantitative analysis.

Response: As disclosed in Note 1 (Segments) on page F-12, for internal reporting purposes, the Company monitors the performance of its separate lines of business: banking, appraisal services, community development, and leasing. Of these, only the banking line of business meets the quantitative threshold set forth in paragraph 18 of SFAS 131. Furthermore, the operations of the other lines of business are either immaterial or eliminated in consolidation and the lines of business share a majority of the aggregation criteria listed in paragraph 17 of SFAS 131. Therefore, for financial statement purposes, those lines of business are aggregated with the banking business as one reportable segment as permitted by paragraph 19 of SFAS 131. We have revised Note 1 to clarify that the Company has only one reportable segment.

Note 2: Business Combinations

Acquisitions, page F-14

27.   Please revise to disclose why the goodwill recorded in the acquisition of GCB is not amortizable for tax purposes, but the goodwill recorded in the acquisition of Premier Community Bank is.

Securities and Exchange Commission

August 4, 2006

Response: We have revised Note 2 on page F-16 to indicate that the Premier acquisition was an asset purchase and the GCB acquisition was a stock purchase. Goodwill is amortizable for tax purposes in an asset purchase.

28.   In regards to the acquisition of GCB, please address the following:

•	Revise to disclose the primary reasons for the acquisition, including a description of the facts that contributed to a purchase price that result in recognition of goodwill. Refer to paragraph 51(b) of SFAS 141.

Response: We have revised Note 2 on page F-15 to explain the benefits the Company ascribed to the acquisition of GCB.

•	Revise to disclose how management considered the recurring losses of GCB in determining the existence of goodwill.

Response: In the above-referenced disclosure in Note 2, we explain that the benefit of the transaction was the acquisition of a Georgia banking charter, which allowed the Company to expand its presence in Georgia and offer full banking services to Georgia customers. The acquisition also allowed the Company to move its headquarters to Atlanta, which management believes makes the banking franchise more valuable. Thus, the results of the ongoing operations of GCB were not a factor in determining goodwill.

•	Revise to disclose how management determined the amount ascribed to the core deposit intangible, considering the significant amount of deposits acquired.

Response: We have revised Note 2 on page F-15 to disclose the amounts of core deposits and time deposits assumed. Management calculated a value of the core deposit intangible based on approximately 6.4% of total core deposits. Based on our review of the ratios of core deposit intangibles to core deposits of other financial institutions, we noted that core deposits typically range from 4 to 6.5% of core deposits. We used this range as a guide in our determination of the value of the core deposit intangible.

•	Please revise to disclose how management considered the existence of other intangible assets, such as customer relationships given the significant amount of loans acquired.

Response: Poor lending practices had led to recurring losses at GCB. As a result, it was not expected that the loan relationships would provide an ongoing benefit, and management did not ascribe a value to the customer relationships. We have revised Note 2 on page F-15 accordingly.

•	Revise to disclose if a valuation expert was used to determine the fair value of the acquired assets and liabilities, including intangible assets. If not, please disclose why. If so, please provide us with a copy of the valuation report.

Securities and Exchange Commission

August 4, 2006

Response: We have revised Note 2 on page F-14 to disclose that in view of the relatively small size of the acquisition, the Company did not use a valuation expert. The values of the assets and liabilities were determined as follows:

(i)	Loans – an analysis of discounted cash flows and collateral positions was completed. As noted in Note 4 on page F-20, some of the loans were deemed to be impaired and were recorded at estimated value at acquisition.

(ii)	Time deposits – a discounted present value of the time deposit cash flows was prepared. Because some of the deposits were at below-market rates as of the acquisition, the analysis resulted in the recording of a premium of $150,952 on these deposits.

(iii)	Core deposits – a survey of average core deposit intangibles recorded by other financial institutions resulted in a determination that an intangible of between 4 and 6.5% would be appropriate for the core deposits acquired. An intangible of 6.4% was recorded.

(iv)	Fixed assets – Company personnel completed a physical inventory and evaluation of the assets. The fair value of the assets was based on the current condition of the asset, its initial cost and calculation of carrying value based on Omni depreciable lives. Any assets with no post-acquisition useful life were assigned a zero value.

29.   Noting that you acquired and subsequently disposed of the net assets of Premier Community Bank, please revise to disclose the following:

•	The primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill; and,

Response: In response to this comment, we have revised Note 2 on page F-16 to disclose that the reason for the Premier acquisition was to obtain a Florida banking charter so that the Company could offer full-service banking in Florida. Florida banking law prohibits branch banking by any bank domiciled outside of Florida. Additionally, we had previously identified this asset as goodwill; however, we have reclassified this asset as an other intangible asset. Changes were made to reflect this on the balance sheet on page F-3 and in Notes 2 and 6 to the year-end financial statements.

•	The proceeds received from the subsequent sale of the assets and liabilities and the dollar amount of any gain or loss recognized.

Response: We have revised Note 2 on page F-16 to clarify that there was no gain or loss recognized as a result of the sale because the Premier transaction was planned as a stripped charter acquisition. The intent was to effect a simultaneous purchase of the bank and immediate sale of the acquired institution’s assets and liabilities to a third party, as a result of which the Company would own only the Florida banking charter at the completion of the transaction. Thus, the purchase and sale of the assets and liabilities was essentially a wash, with all of the purchase price value going to the charter. Upon further review, we have determined that the value for this charter was an identifiable intangible asset as opposed to goodwill. Changes were made to reflect this on the balance sheet on page F-3 and in Notes 2 (page F-16) and 6 (page F-21) to the year-end financial statements.

Securities and Exchange Commission

August 4, 2006

Note 3: Investment Securities Available for Sale, page F-16

30.   Please revise to separately disclose the obligations of the U.S. Treasury and U.S. government sponsored entities. Refer to the December 2005, Current Accounting and Disclosure Issues in the Division of Corporation Finance posted on our website.

Response: We have revised Note 3 on page F-17 to separately disclose U.S. Treasury and U.S. agency obligations.

31.   We note that you have a significant loss greater than 12 months in your “U.S. Treasuries and agencies” line item. Please revise to disclose the specific nature of these investments and provide us a detailed schedule of them.

Response: In addition to the disclosure referenced in comment 30 (which indicates that the loss is reflected in U.S. Government agencies securities) and in response to this comment, we are providing supplementally a schedule of securities that comprise the “12 Months or More” category as of December 31, 2005.

Note 4: Loans, page F-18

Acquired Loans Subject to SOP 03-3

32.   Please revise to disclose the methodology used to identify and evaluate acquired loans for evidence of deterioration of credit quality and for which it is probable that you will not be able to collect the contractually required payments.

Response: We have revised Note 4 on page F-20 to indicate that the collectibility of contractual payments is determined by evaluating the future cash flow and the collateral position of each loan.

33.   Please revise to include all disclosures required by SOP 03-3

Response: We have included all SOP 03-3 required disclosures in Note 4 on page F-20 as requested.

Note 6: Goodwill and Other Intangible Assets, page F-20

34.   Given your disclosure on F-15 that you sold Premier, please revise to disclose why the associated goodwill was not removed from your financial statements.

Response: We have revised Note 6 on page F-21 to disclose that the intangible asset associated with the Premier transaction relates to the acquisition of the Florida banking charter. See also our response to comment 29.

Securities and Exchange Commission

August 4, 2006

Note 15: Significant Event, page F-25

35.   Because the charge incurred related to the warehouse lending facility exceeds the materiality threshold defined by Article 9-04(14), please revise to separately present it on the face of your Consolidated Statement of Earnings.

Response: We have revised the Statement of Earnings on page F-4 accordingly.

Financial Statements for the Period Ended March 31, 2006.

36.   As applicable, please revise your interim financial statements to address the comments noted on your audited financial statements.

Response: We have replaced the March 31, 2006 interim financial statements with June 30, 2006 interim financial statements and have reflected the information provided in response to the comments on the audited financial statements.

37.   Please revise to disclose the method you elected to apply the requirements of SFAS 123(R) and to include all of the disclosures required by paragraph 84 of SFAS 123(R).

Response: Note 3 on page F-40 discloses that as a non-public entity that used the minimum value method provided in Statement 123, the Company has elected to use the prospective method as required by paragraph 72 of SFAS 123(R).

General

38.   Please include an updated consent from your independent accountants in the pre-effective amendment.

Response: A currently dated consent of the independent auditors is included as Exhibit 23.1.

39.   Please update the financial statements under Rule 3-12 of Regulation S-X, as applicable.

Response: Updated financial statements are included beginning on page F-32.

Other expenses of issuance and distribution, page II-1

40.   We note that you have included costs and expenses pertaining to the registration of shares being sold by selling shareholders; however, you have not included any selling shareholder information in this prospectus. Please advise or revise.

Response: We have omitted the language on page II-1 that inadvertently referenced shares sold by selling shareholders.

***

Securities and Exchange Commission

August 4, 2006

We trust this response has addressed your concerns. Please do not hesitate to let us know of any additional questions or comments that the staff may have. Thank you.

Very truly yours,

/s/ Katherine M. Koops

FOR POWELL GOLDSTEIN LLP

Enclosures

cc:	Stephen M. Klein
Brennan Ryan

APPENDIX A

Letter from Crowe Chizek and Company LLC

Crowe Chizek and Company LLC Member Horwath International	105 Continental Place, Suite 200 Post Office Box 1529 Brentwood, Tennessee 37024-1529 Tel 615.360.5500 Fax 615.399.3663 www.crowechizek.com

August 4, 2006

Securities and Exchange Commission

Division of Corporate Finance

Attn: Kathryn McHale

100 F Street, N.E.

Washington, D.C. 20549

Re:	Omni Financial Services, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 14, 2006
File No. 333-134997

The following is a response to comment no. 24 of your letter dated July 14, 2006 to Omni Financial Services, Inc. stating the following:

Please have Crowe Chizek tell us, under separate cover, the audit procedures it performed to validate both the residual value assigned to the aircraft by management and the appropriateness of the depreciable life.

Our response to your specific request is best summarized in the following excerpt from our working papers that documents the matter.

The residual value of the Cessna 525-0224 appears to be a reasonable estimate based on our reference to V Ref Aircraft Value Reference, which shows an estimated residual value of 75% of the original cost of a similar aircraft as of 2006. This aircraft was a 1997 model acquired in 2004. Additionally, based on a more precise reference to V Ref for this exact aircraft, we noted a value as of 2006 of $2.6 million. The bank acquired this aircraft in 2004 at $2.6 million. Considering there had been little decline in the estimated retail value of this airplane from the price paid for it in 2004, a depreciable basis of 50% of the cost of the aircraft to the bank was deemed a reasonable estimate. Management determined the depreciable life of the aircraft to be 20 years, and set the deprecation based on references to industry publications. If a shorter period had been selected, the depreciation would not have been substantially different because the residual would be higher.

Crowe Chizek and Company LLC

Brentwood, Tennessee

August 4, 2006